Filed by Nuveen New York Dividend Advantage Municipal Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen New York Dividend Advantage Municipal Fund

Commission File No. 811-09135

Nuveen New York Dividend Advantage Municipal Fund 2

Commission File No. 811-10253

Nuveen New York Performance Plus Municipal Fund, Inc.

Commission File No. 811-05931

Nuveen New York Dividend Advantage Municipal Fund (NAN)

Nuveen New York Dividend Advantage Municipal Fund 2 (NXK)

Nuveen New York Performance Plus Municipal Fund, Inc. (NNP)

Shareholder Meeting - Next Adjournment Ends May 18, 2015

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on an important proposal regarding your fund(s). Unless sufficient shareholders vote by May 18, 2015, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement this proposal and may incur additional proxy solicitation costs. The Shareholder Meeting will reconvene on May 18, 2015 at 2:00 p.m., Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” THE PROPOSAL.

Please vote now to help your fund avoid further adjournments.

PROPOSAL HAS THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposals were reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” the proposal contained in the proxy.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus at http://www.nuveenproxy.com/ProxyInfo.

Each fund’s Board has determined that its respective Reorganization(s) would be in the best interests of its fund. The Acquiring Fund and the Target Funds have similar investment objectives, policies and risks and substantially similar portfolio compositions and are managed by the same portfolio manager. In light of these similarities, the proposed

Reorganizations are intended to reduce fund redundancies and create a single, larger state fund that may benefit from anticipated operating efficiencies and economies of scale.

1.	VOTE ONLINE - Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call the proxy soliciting agent at 800-254-6192 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. ET and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

Thank you for your prompt attention to this matter.